Filed pursuant to Rule 433 Registration Statement No. 333-158199-10 December 3, 2009 CREDIT SUISSE SECURITIES (USA) LLC Liquid Alternative Beta (LAB) Credit Suisse Long/Short Equity Liquid Index (“LAB L/S Equity Index”)

LAB L/S Equity Index

An Investor-Centered Approach to Achieving Synthetically Replicated Hedge Fund Index Returns

Liquidity
Transparency
Diversification

The Attractions and Challenges of Alternative Investment Strategies

Over the past two decades, hedge funds have practically become an indispensible ingredient in the portfolio mix, sought for their ability to diversify portfolios, provide attractive risk adjusted returns and broaden the range of investment strategies employed. But the disadvantages traditionally associated with investing in hedge funds that had seemed less consequential to investors became hugely important during the recent downturn; at the very moment investors were most desperate for liquidity, it became all but unavailable. In the flight to cash, many hedge funds restricted redemptions, while funds of funds were forced to liquidate positions prematurely, and assets were frozen when counterparties or intermediaries collapsed.

Risk/Return Profile of Indices Representing Various Asset Classes (January 1, 1998 – October 31, 2009)


12%
10%
8%
6%
4%
2%
0%
-2%
-4%
-6%
5%
10%
15%
20%
25%
30%
Annualized Performance (Return)
Annualized Volatility (Risk)
CS/Tremont Long/Short Equity HF Index
LAB L/S Equity Index
S&P GSCI
CS/Tremont Broad HF Index
MSCI Emerging Markets
Barclays US Bond Aggregate
S&P 500
MSCI World
DJ Eurostoxx 50
FTSE 100
Nikkei 225

The above chart compares the risk/return profile of various different indices representing regional exposures to various asset classes. Returns are plotted on the y-axis with the corresponding historical volatility of those returns on the x-axis. Volatility is used as a proxy for the riskiness of those returns. Investors ideally want to achieve returns in the top left quadrant of this chart (i.e. high returns with low risk).

Investors are now taking stock, in the aftermath of this arduous experience, taking note of lessons learned while reappraising their investment strategies. Many sophisticated investors are assessing the place of alternative investments in their portfolios. While modern portfolio theory suggests that portfolios benefit from the addition of assets with low correlation to equities and bonds, even the most seasoned investor may hesitate to use hedge funds to gain this low correlation in the face of the high fees, illiquidity and lack of transparency posed by them. In the wake of many high profile frauds in the hedge fund industry, investors have also become wary of the lack of transparency typically associated with hedge fund investing. The dislocations of the last two years underscore the need for a new form of alternative investment that offers a solution to these issues.

Despite disappointing overall returns in 2008, hedge funds, as represented by the Credit Suisse/Tremont Hedge Fund Indices, have provided strong performance relative to other asset classes, with lower volatility, over an extended period of time (graphically represented in the chart above).

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2 LAB L/S Equity Index Introducing the LAB L/S Equity Index Building on the foundation created with the CS Tremont Hedge Fund Indices, the firm is pleased to announce its first Liquid Alternative Beta offering: Credit Suisse Long/Short Equity Liquid Index (“LAB L/S Equity Index” or the “Index”). As a stand-alone investible index, the LAB L/S Equity Index represents the next generation of alternative investment exposure, attempting to combine the benefits of the Long/Short Strategy, a well-known hedge fund strategy, with the simplicity of equity benchmark investing. The LAB L/S Equity Index algorithm has been designed by an Index Committee taking into consideration extensive quantitative research. The Index is calculated by Credit Suisse Alternative Capital, Inc. using a systematic and objective rules-based index methodology. Moreover, Credit Suisse AG (“Credit Suisse”) has designed an investment program around the Index that provides significant structural and pay-off flexibility. It offers highly cost-efficient exposure to an index that aims to replicate the returns of the Credit Suisse Tremont Long/Short Equity Hedge Fund Index (the “CS Tremont L/S Index”) by tracking the performance of non-hedge fund, transparent market measures. Highlights The LAB L/S Equity Index: Aims to replicate the performance of the CS Tremont L/S Index by tracking the performance of non-hedge fund, transparent market measures.  Utilizes transparent, rules-based construction, eliminating manager risk. Is rebalanced each month. Daily closing levels will be available at http://www.credit-suisse.com/notes. The LAB L/S Equity Index Investment Program Provides a cost efficient exposure to one of the most established, and well understood hedge fund strategies with managers having similar investment universe and investment objectives. Generates returns engineered to synthetically approximate those of the universe of long/short equity hedge funds. Offers the flexibility of a structured product as to the investment wrapper and pay-off profile. May be more tax efficient compared to other comparable investments. Risks While the underlying components of the LAB L/S Equity Index are generally liquid, the liquidity of your investment linked to the Index is dependent on the specific terms of your investment. Furthermore, even if there is a secondary market for your investment, it may not provide enough liquidity to allow you to trade or sell your investment easily or at a price advantageous to you. While the LAB L/S Equity Index aims to replicate the performance of the CS Tremont L/S Index by tracking the performance of non-hedge fund, transparent market measures, the CS Tremont L/S Index tracks a variety of investments many of which are not transparent. The performance of the LAB L/S Equity Index may not correlate with the performance of the CS Tremont L/S Index and there is no assurance that the strategy on which the Index is based will be successful. Investments linked to the LAB L/S Equity Index are exposed to different fees which may negatively impact the return on such investments. Each investment has unique risks and you should become familiar with these risks prior to making your investment decision. Long/Short Equity funds invest on both long and short sides of equity markets, generally focusing on diversifying or hedging across particular sectors, regions or market capitalizations. Managers have the flexibility to shift from value to growth; small to medium to large capitalization stocks; and net long to net short. Long/Short Strategy

LAB L/S Equity Liquid Index Performance The Long/Short Equity hedge fund sector employs one of the most established and well understood hedge fund strategies with managers having similar investment universe and investment objectives and, has been represented in the CS Tremont Hedge Fund Index for over a decade (as of October 31, 2009 constitutes more than 23.21% of that index). This strategy is most amenable to replication, due to the depth of understanding regarding the factors that drive returns and the investment themes that long/short hedge fund managers employ. As importantly, long/short hedge fund managers execute their strategies with commonly-traded (and thus, easily replicated) instruments. Including back-tested data over the period beginning in January 1, 1998 through September 30, 2009, the net version of the Index delivered a compounded annual return of 9.0% from January 1, 1998 to October 31, 2009, and a cumulative return of 177.93% over the same time period. The excess net version of the Index delivered a compounded annual return of 5.3% from January 1, 1998 to October 31, 2009 and a cumulative return of 83.7% over the same period. Both versions of the Index are well correlated with the benchmark returns of the CS Tremont L/S Index. Investors can incorporate the LAB L/S Equity Index in managing their portfolios to achieve a variety of alternative investment-oriented goals without the concurrent limitations involved in a direct hedge fund or fund of hedge fund investment. These can include achieving liquid, long (or short) exposure to the related alternative risk return profile, or addressing specific mandates and regulatory restrictions related to alternative investments. 3 LAB L/S Equity Index 200% 150% 100% 50% 0% 50% Jan-02 Jan-04 Jan-98 Jan-00 Jan-06 Jan-08 Simulated* Long/Short Equity Liquid Index (Net) Simulated* Long/Short Equity Liquid Index (Excess Net) CS/Tremont Long/Short Equity Hedge Fund Index Simulated cumulative returns of the LAB L/S Equity Index (Net and Excess Net) & CS Tremont L/S Index (January 1, 1998 – September 30, 2009) The above chart represents the cumulative returns of the net and excess net versions of the LAB L/S Equity compared to the performance of the CS Tremont L/S Index. The chart sets forth the hypothetical performance of the net and excess net versions of the Index from January 1, 1998 through October 16, 2009 and actual historical performance of these versions of the Index from October 17, 2009 through October 30, 2009. Historical performance is not indicative of future performance. The excess return version of the Index represents the return of the LAB L/S Equity Index in excess of the risk-free rate (in this case the one month USD British Bankers Association London Interbank Offer Rate “US 1M LIBOR” was used as a proxy for the risk-free rate). Both versions of the Index include 0.5% of p.a. of index calculation fees.

4 LAB L/S Equity Index Simulated Long/Short Equity Liquid Index (Net) Simulated Long/Short Equity Liquid Index (Excess Net) CS Tremont Long/Short Equity Hedge Fund Index Annualized Return 9.09% 5.36% 9.54% 1 Month 1.05% 1.04% 3.23% 1 Year rolling 4.92% 4.57% 7.95% 3 Year rolling (Annualized) 3.57% 0.60% 4.43% 5 Year rolling (Annualized) 7.05% 3.59% 7.48% 10 Year rolling (Annualized) 8.02% 4.66% 8.00% YTD 12.01% 11.81% 16.68% Annualized Volatility 11.31% 11.26% 10.63% Sharpe Ratio 0.50 0.48** 0.58 Cumulative Return 177.86% 84.64% 191.61% Correlation to CS Tremont Long/Sort Equity Index 0.87 0.87% 1.00 Simulated returns statistics of the LAB L/S Equity Index (Net and Excess Net) & CS Tremont L/S Index (January 1, 1998 – September 30, 2009) Index Methodology: Hedge Fund Index Replication The LAB L/S Equity Index uses quantitative techniques on historical CS Tremont L/S Index returns to estimate how a combination of exposures to relevant liquid market factors would best synthesize those returns. This methodology offers investors the opportunity to benefits from an objective, transparent, rules-based index that maintains a low correlation to other asset classes. Simulated Annual Average Factor Exposure of the LAB L/S Equity Index (January 1998 – September 2009) The above chart shows the monthly factor exposures of the LAB L/S Equity Index aggregated to an annual summary level. Bars represented above zero on the y-axis indicate a long exposure to those factors and bars below zero represent aggregate short exposure to the factors. 1.0 0.8 0.6 0.4 0.2 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 0 -0.2 -0.4 -0.6 1.2 S&P 500 MSCI EM Low Price Momentum Russell 2000 Russell 2000 Value S&P Sectors MSCI EAFE Russell 2000 Growth NASDAQ 100 High Price Momentum

The Long/Short Equity Liquid Index is constructed using well-recognized, investable and liquid market factors, such as the S&P 500, the MSCI EAFE and the Russell 2000. Selection and weighting are accomplished in a phased process using statistical techniques to capture the unique risk categories and trading styles of the long/short equity sector. The modeling techniques and algorithms employed in the process are the result of a strategic partnership between prominent academics and Credit Suisse professionals, and the market-leading database of hedge fund statistics maintained by the firm. Multi-Stage LAB L/S Equity Index Rebalance Progress 5 LAB L/S Equity Index ¦ Historical index and factor data ¦ Fit returns of the target index using five equity index factors ¦ Only include significant factors ¦ Use residuals from the base stage (the portion of the target returns not explained by the base stage) ¦ Fit using style factors (value/growth and momentum) ¦ Only include significant factors ¦ Use residuals from the style stage ¦ Fit residuals using nine sector index factors ¦ Only one sector included at each rebalance with a maximum exposure of 25% Input Base Stage Style Stage Rotation Stage The goal of synthetic hedge fund index replication is straight-forward – to provide highly accessible, transparent and liquid exposure to alternative investment returns. In realizing these objectives, Credit Suisse builds upon several ideas. One is the realization that many funds of funds – a common route to hedge fund investments – serve to diversify away much of the incremental, manager specific risk and return contributions from the underlying hedge funds (“alternative alpha”). As a result of the diversification, such fund of funds investors tend to be left with exposure to risk/return profiles that can often be achieved in a systematic way using alternative investing techniques and liquid underlying investments (“alternative beta”). The Credit Suisse/Tremont hedge fund indices are an industry leading and trusted benchmark for tracking the alternative beta of the hedge fund universe as a whole, as well as its component sectors. Alternative Beta. Alternative Alpha. The above diagram illustrates the multi-stage rebalance process which the LAB L/S Equity Index uses on the historical returns of the CS Tremont L/S Index to determine the exposure to each of the factors at each index rebalance. The process uses regression analysis to try to identify broad themes in the early stages and more granular themes in subsequent stages. Later stage regressions target only those returns not explained by earlier stages. After all stages have been completed, the coefficients of the regressions in each stage are combined to form the factor weights. This process is repeated monthly at each index rebalance using the most recent returns of the CS Tremont L/S Index. Factor Weights

The Credit Suisse Difference Since 1994, Credit Suisse has been an industry leader in its commitment to alternative investments, and with the launch of the CS Tremont Hedge Index benchmarks in 1999, set the standard for passive investments in this asset class with truly representative, asset-weighted indices. The firm’ s hedge fund expertise stems from 10 years of building the market leading CS Tremont hedge fund index platform, managing funds of hedge funds and running quantitative investment programs. With expertise housed locally in New York, London, Zurich, Geneva, Paris, Hong Kong, Singapore, Tokyo, Sydney and Sao Paulo, Credit Suisse provides access to leading hedge fund managers, develops quantitative investment strategies and maintains an extensive database of hedge fund performance data. Credit Suisse maintains a dedicated team focused on researching liquid systematic ways of achieving liquid alternative beta returns positioned within its hedge fund platform, which is supported by a team of analysts with diverse experiences and educational backgrounds in Statistics, Economics, Computer Science and Finance, to name a few, as well as leading academics within the alternative investment space. This expertise, coupled with the firm’s Investment Banking capabilities, the reach of the Private Bank and Credit Suisse’s alliances with asset managers, provides clients with access to an unparallel range of hedge fund solutions. 6 LAB L/S Equity Index Liquidity Transparency Diversification

CREDIT SUISSE SECURITIES (USA) LLC Eleven Madison Avenue New York, NY 10010 www.credit-suisse.com Credit Suisse has filed a registration statement (including underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of securities. Before you invest, you should read the applicable term sheet, the applicable product supplement, the Underlying Supplement dated September 14, 2009, the Prospectus Supplement dated March 25, 2009, and Prospectus dated March 25, 2009, to understand fully the terms of the notes and other considerations that are important in making a decision about investing in the securities. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or dealer participating in an offering will arrange to send you the applicable term sheet, applicable product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037. Copyright ©2009 CREDIT SUISSE AG and/or its affiliates.